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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

New Frontier Media, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

644398109

(CUSIP Number)

Edward J. Bonn
7007 Winchester Circle, Suite 200
Boulder, CO 80301
(303) 444-0900

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
Thaddeus Bereday, Esq.
Brobeck, Phleger & Harrison LLP
2100 Reston Parkway, Suite 203
Reston, VA 20191
(703) 621-3000

March 20, 2002

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 249.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 50 Pages)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 644398109	13D	Page 2 of 50 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)

Edward J. Bonn

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use only

4.	Source of funds (See Instructions) OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States of America

Number of Shares	7.	Sole Voting Power	77,973 (1)

Beneficially owned by	8.	Shared Voting Power	3,995,500 (2)(3)

Each Reporting	9.	Sole Dispositive Power	77,973 (1)

Person with	10.	Shared Dispositive Power	3,995,500 (2)(3)

11	Aggregate Amount Beneficially Owned by Each Reporting Person		4,073,473 (1)(2)(3)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	19.2% (4)

14.	Type of Reporting Person (See Instructions) IN

(1)	Includes options to purchase 25,000 shares of Common Stock pursuant to a stock option granted to Mr. Bonn by the Issuer.
(2)	Includes 620,500 shares of Common Stock owned by Response Telemedia, Inc. (“RTI”), a company which is controlled by Mr. Bonn.
(3)	Includes 3,375,000 shares held by BEF, LLC.
(4)	Percentages are based upon 21,246,913 shares of Common Stock outstanding as of February 11, 2002, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on February 13, 2002.

CUSIP No. 644398109	13D	Page 3 of 50 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only)
BEF, LLC 84-1518931

2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)

3.	SEC Use only

4.	Source of funds (See Instructions) OO

5.	Check if disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization	United States of America

Number of Shares	7.	Sole Voting Power	0

Beneficially owned by	8.	Shared Voting Power	3,375,000

Each Reporting	9.	Sole Dispositive Power	0

Person with	10.	Shared Dispositive Power	3,375,000

11	Aggregate Amount Beneficially Owned by Each Reporting Person		3,375,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	15.9% (1)

14.	Type of Reporting Person (See Instructions) CO

(1)	Percentages are based upon 21,246,913 shares of Common Stock outstanding as of February 11, 2002, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2002.

CUSIP No. 644398109	13D	Page 4 of 50 Pages

     Pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended, the Statement on Schedule 13D, dated October 27, 1999, filed by Edward J. Bonn relating to the common stock, par value $.0001 per share (the “Common Stock”), of New Frontier Media, Inc., a Colorado corporation (the “Issuer”), is hereby amended and restated in its entirety as follows:

Item 1. Security and Issuer.

     This statement (the “Statement”) relates to the Issuer’s Common Stock. The address of the Issuer’s principal executive office is 7007 Winchester Circle, Suite 200, Boulder, Colorado 80301.

Item 2. Identity and Background.

     (a)  This Statement is being filed by Edward J. Bonn, an individual, and BEF, LLC, a limited liability company organized under the laws of the State of Delaware (“BEF”).

     (b)  – (c) Mr. Bonn is the sole manager of BEF. The members of BEF are the EJB Trust (the “EJB Trust”), which holds a 70% membership interest in BEF, and the Palmer Family Trust (the “Palmer Trust”), which holds a 30% membership interest in BEF. Mr. Bonn and two of his children are beneficiaries of the EJB Trust, and five of Mr. Bonn’s children are beneficiaries of the Palmer Trust.

     Mr. Bonn is the President of, and otherwise controls, RTI, a provider of automated information and entertainment services via telephone. Mr. Bonn is also a member of the Board of Directors (the “Board”) of the Issuer, and is employed as the Chairman of the Board of the Issuer's Interactive Telecom Network, Inc. subsidiary. The principal business address of both Mr. Bonn and of RTI is 15303 Ventura Boulevard, Suite 1070, Sherman Oaks, California 91403.

     BEF is a Delaware limited liability company whose principal purpose is to hold and manage investments for the benefit of members of Mr. Bonn’s family. The principal business address of BEF is 141 Duesenberg Drive, Suite 15A, West Lake Village, California 91362.

     The EJB Trust is an irrevocable trust established in the Cook Islands for the benefit of Mr. Bonn and his heirs. The principal business address of the EJB Trust is 141 Duesenberg Drive, Suite 15A, West Lake Village, California 91362.

     The Palmer Trust is an irrevocable trust established in the Cayman Islands for the benefit of Mr. Bonn’s heirs. The principal business address of the Palmer Trust is care of Fiduciary Trust Company, P.O. Box 1062, One Capital Place, George Town, Grand Cayman.

     (d)  – (e) During the last five years, none of Mr. Bonn, BEF, the EJB Trust or the Palmer Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f)  Mr. Bonn is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

     On October 27, 1999, Mr. Bonn acquired 4,034,699 shares of Common Stock in consideration for all of Mr. Bonn’s capital stock in Interactive Gallery, Inc., 134,940 shares of Common Stock in consideration for all of Mr. Bonn’s capital stock in Interactive Telecom Network, Inc., and 19,518 shares of Common Stock in consideration for 90% of Mr. Bonn’s capital stock in Card Transactions, Inc., all of which capital stock was sold to the Issuer. On the same date, Mr. Bonn contributed 3,375,000 of such shares of Common Stock to BEF, for the purpose of holding and managing such shares for investment purposes for the benefit of members of Mr. Bonn’s family.

     On November 23, 1999, Mr. Bonn contributed 613,900 shares of Common Stock to RTI. An additional 263,100 shares of Common Stock were contributed to RTI on that date by another shareholder of RTI. On December 17, 1999, RTI adopted the RTI Phantom Stock Plan (the “Plan”), pursuant to which the 877,000 shares of Common Stock owned by RTI may be awarded to key employees and consultants of RTI. Effective as of January 1, 2001, awards representing an aggregate of

CUSIP No. 644398109	13D	Page 5 of 50 Pages

216,500 shares of Common Stock subject to the Plan vested, and certificates representing such shares were subsequently delivered to the applicable participants in July 2001. Awards representing an additional 40,000 shares of Common Stock subject to the Plan vested effective as of January 2002. As a result of such transactions, as of the date of this Statement, RTI owns an aggregate of 620,500 shares of Common Stock. As noted above, RTI is controlled by Mr. Bonn, and Mr. Bonn thus may be deemed to beneficially own all of the shares of Common Stock owned by RTI.

     Effective as of January 7, 2000, the Issuer granted Mr. Bonn an option to acquire up to 25,000 shares of Common Stock for an exercise price of $5.00 per share. This option vested as to 12,500 shares on each of January 7, 2001 and January 7, 2002.

     Effective as of April 14, 2000, Mr. Bonn contributed 147,284 shares of Common Stock to the Issuer in connection with a settlement by the Issuer of a dispute with the NASDAQ Small Cap Market.

Item 4. Purpose of Transaction.

     Mr. Bonn originally acquired 4,189,157 shares of Common Stock in connection with a transaction (the “Transaction”) whereby Mr. Bonn sold all his capital stock in Interactive Gallery, Inc. and Interactive Telecom Network, Inc., and 90% of his capital stock in Card Transactions, Inc., to the Issuer. In connection with the Transaction, Mr. Bonn was appointed to the Board of Directors of the Issuer and he entered into a three-year employment agreement with Interactive Telecom Network, Inc., a wholly owned subsidiary of the Issuer. On the same date, Mr. Bonn contributed 3,375,000 of the shares of Common Stock he acquired in the Transaction to BEF to hold and manage such shares for investment purposes for the benefit of members of Mr. Bonn’s family.

     Mr. Bonn now believes that the Issuer’s Common Stock is substantially undervalued as a result of inadequate management. Accordingly, Mr. Bonn currently intends to effect a change in the composition of the Issuer’s management. At a special meeting of the Board held at Mr. Bonn’s request on March 20, 2002, Mr. Bonn recommended to the Board that Mark H. Kreloff be removed as the Chief Executive Officer of the Issuer. The Board did not accept this recommendation, and instead formed a special committee of the Board, consisting of Mr. Bonn and Alan Isaacman, to attempt to negotiate with Mr. Kreloff regarding the termination of his employment with the Issuer. Mr. Bonn intends to work through the special committee to seek the removal of Mr. Kreloff and an orderly transition of his responsibilities. Mr. Bonn may also take such other actions as he may deem necessary or appropriate to affect a change in the composition of the Issuer’s management.

     Although the foregoing describes the range of activities initiated and presently contemplated by the Reporting Person with respect to the Issuer, the possible activities of the Reporting Person are subject to change at any time. Except as set forth above, the Reporting Person has no present plans or proposals which relate to or that would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

CUSIP No. 644398109	13D	Page 6 of 50 Pages

Item 5. Interest in Securities of the Issuer.

     (a)  – (b) As of the date of this Statement, Mr. Bonn may be deemed to be the beneficial owner of 4,073,473 shares of Common Stock, constituting approximately 19.2% of the issued and outstanding Common Stock (computed on the basis of 21,246,913 shares of Common Stock outstanding as of February 11, 2002, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2002). This amount includes (i) 3,375,000 shares owned directly by BEF, (ii) 25,000 shares which Mr. Bonn has the right to acquire upon the exercise of a stock option granted by the Issuer and (iii) 620,500 shares owned by RTI and subject to the Plan described above in Item 3. As described above in Item 2, (i) Mr. Bonn is the sole manager of BEF, and the members of BEF are trusts established for the benefit of Mr. Bonn and his heirs, and (ii) Mr. Bonn controls RTI. Accordingly, Mr. Bonn has the sole power to vote or to direct the vote of and sole power to dispose of or direct the disposition of 77,973 shares of Common Stock (including 25,000 shares issuable upon exercise of a stock option), and shares the power to vote or to direct the vote of and to dispose of or direct the disposition of 3,375,000 shares of Common Stock with BEF, and of 620,500 shares of Common Stock with RTI.

     As of the date of this Statement, BEF may be deemed to be the beneficial owner of 3,375,000 shares of Common Stock, constituting approximately 15.9% of the issued and outstanding Common Stock (computed on the basis of 21,246,913 shares of Common Stock outstanding as of February 11, 2002, as reported on the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on February 13, 2002). BEF shares the power to vote or to direct the vote of and to dispose of or to direct the disposition of all such shares with Mr. Bonn.

     (c)  Neither Mr. Bonn nor BEF has effected any transactions in the Common Stock during the 60 days preceding the date of this Statement.

     (d)  620,500 shares of Common Stock reported herein as beneficially owned by Mr. Bonn are directly owned by RTI, which has the right to receive dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     In connection with the Transaction described above in Items 3 and 4, Mr. Bonn and the other shareholders of Interactive Gallery, Inc., Interactive Telecom Network, Inc. and Card Transactions, Inc. entered into a Stock Purchase Agreement dated August 19, 1999 (the “Purchase Agreement”) with the Issuer. Pursuant to the Purchase Agreement, the Issuer agreed to enter into an Employment Agreement with Mr. Bonn and the parties to the Purchase Agreement agreed to various covenants regarding the management of the Issuer and its subsidiaries, including the right of Mr. Bonn to designate a member of the Board for a period of two years following the closing of the Transaction. This description of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement, which is incorporated herein by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on September 28, 1999.

     As described above in Items 3 and 4, on October 27, 1999, Mr. Bonn contributed 3,375,000 of the shares of Common Stock he acquired in the Transaction to BEF to hold and manage such shares for investment purposes for the benefit of members of Mr. Bonn’s family. Pursuant to the Limited Liability Company Operating Agreement of BEF, dated as of October 22, 1999, Mr. Bonn, as the sole manager of BEF, manages the shares of Common Stock owned by BEF. This description of the LLC Agreement is qualified in its entirety by reference to the LLC Agreement, which is filed herewith as Exhibit 2 and is incorporated herein by reference.

     As described above in Item 3, on November 23, 1999, Mr. Bonn contributed 613,900 shares of Common Stock to RTI, pursuant to a Contribution Agreement dated as of November 23, 1999. This description of such Contribution Agreement is qualified in its entirety by reference to the Contribution Agreement, which is filed herewith as Exhibit 3 and is incorporated herein by reference.

     As described above in Item 3, on January 7, 2000, the Issuer granted Mr. Bonn an option to acquire up to 25,000 shares of Common Stock for an exercise price of $5.00 per share, pursuant to a Non-Qualified Stock Option Stock Grant Agreement dated January 7, 2000 (the “Option Agreement”). This description of the Option Agreement is qualified in its entirety by reference to the Option Agreement, which is filed herewith as Exhibit 4 and is incorporated herein by reference.

CUSIP No. 644398109	13D	Page 7 of 50 Pages

     As described above in Item 3, on April 14, 2000, Mr. Bonn contributed 147,284 shares of Common Stock to the Issuer , pursuant to an Agreement dated April 13, 2000, among Mr. Bonn and certain other shareholders of the Issuer. This description of such Agreement is qualified in its entirety by reference to the Agreement, which is filed herewith as Exhibit 5 and is incorporated herein by reference.

     Mr. Bonn has engaged Acclaim Financial Group Venture I LLC (“Acclaim”) to provide strategic advisory services to him in connection with his equity ownership position in the Issuer, pursuant to a letter agreement dated March 21, 2002 (the “Engagement Letter”). Pursuant to the Engagement Letter, Mr. Bonn has granted Acclaim options to purchase an aggregate of up to 350,000 shares of Common Stock owned by Mr. Bonn, at exercise prices as specified in the Engagement Letter. This description of the Engagement Letter is qualified in its entirety by reference to the Engagement Letter, which is filed herewith as Exhibit 6 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement dated as of March 22, 2002, between Mr. Bonn and BEF

Exhibit 2	Limited Liability Company Operating Agreement of BEF dated as of October 22, 1999

Exhibit 3	Contribution Agreement dated as of November 23, 1999, among RTI, Mr. Bonn and Bradley Weber

Exhibit 4	Non-Qualified Stock Option Stock Grant Agreement effective as of January 7, 2000, between the Issuer and Mr. Bonn

Exhibit 5	Agreement dated April 13, 2000, among Mr. Bonn, Michael Weiner, Mark Kreloff and Bradley Weber

Exhibit 6	Letter Agreement dated March 21, 2002, between Mr. Bonn and Acclaim

Exhibit 7	Stock Purchase Agreement dated as of August 19, 1999, among Mr. Bonn, Bradley Weber, Jerry D. Howard and the Issuer (incorporated herein by reference to Exhibit A to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on September 28, 1999)

CUSIP No. 644398109	13D	Page 8 of 50 Pages

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that that information set forth in this statement is true, complete and correct.

Date: March 22, 2002	/s/ EDWARD J. BONN Edward J. Bonn

Date: March 22, 2002	BEF, LLC

By: /s/ EDWARD J. BONN Edward J. Bonn Manager

     The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power or attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)